Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-280954

February 27, 2025

NEXPOINT

2025



NYSE:NXDT, DIVERSIFIED REIT

NexPoint Diversified Real Estate Trust

9% Series B Cumulative Redeemable Preferred Shares

NexPoint Diversified Real Estate Trust is a diversified real estate investment trust ("REIT") focused on investing in various commercial real estate property types, such as single-family rentals, multifamily, self-storage, life sciences, office, industrial, hospitality, net lease, and retail, and across the capital structure, including but not limited to mortgage debt, mezzanine debt, and common and preferred equity.

SINGLE-FAMILY RENTALS | MULTIFAMILY | MIXED-USE | HOSPITALITY | SELF-STORAGE | LIFE SCIENCE & SPECIALTY MANUFACTURING

Any investment in the Series B Preferred Shares is speculative, illiquid, and involves a high degree of risk, including the potential loss of your entire investment.

NexPoint Diversified Real Estate Trust

COMPANY OVERVIEW

NexPoint Diversified Real Estate Trust is a publicly traded diversified REIT with a portfolio that consists of a diverse mix of equity, debt, and mezzanine investments across various major asset classes, with a long track record of its common shares being traded on the NYSE, ticker NXDT. The Company concentrates on investments in real estate sectors where senior management has extensive operating expertise and experience, including single-family rentals, multifamily, self-storage, life sciences, office, industrial, hospitality, net lease, and retail. As a diversified REIT, NXDT's primary investment objective is to provide both current income and capital appreciation.

The Company emphasizes opportunistic investments in real estate properties with a value-add component, aiming to enhance cash flow and property value. To achieve this, NXDT invests across various commercial real estate property types and throughout the capital structure focusing on acquiring properties with potential for cash flow growth and capital appreciation through robust value-add programs. NXDT's investment approach is flexible, allowing it to adapt to changing and challenging market conditions and capitalize on investment opportunities at different stages of the economic and real estate cycles.

ABOUT NEXPOINT

NexPoint is a Dallas-based, alternative investment advisor comprised of investment advisors and sponsors, a broker-dealer, and a suite of related investment vehicles, which, along with a network of affiliates, offer expertise in real estate, asset management, and financial services. Its cutting-edge platform offers its users differentiating investment solutions, such as public and private REITs, tax-advantaged real estate vehicles, other private real estate offerings, open-end funds, closed-end funds, interval funds, and a business development company.

"As we reposition and optimize NXDT's portfolio around core sectors with compelling long-term growth prospects, we believe there is a growth opportunity for investors."

Matthew McGraner
CHIEF INVESTMENT OFFICER

Portfolio Highlights

9%
ANNUAL DIVIDEND FOR SERIES B PREFERRED SHARES[1]

22.1%
TOTAL DEBT[3]

$17.62
APPLICABLE NAV[2]

Target Allocation


Other Opportunities
10%
Residential
35%
Life Science & Specialty Manufacturing
35%
Self Storage
20%

1. Payment of dividends is not guaranteed. Dividends may be paid from sources other than cash flow from operations. See "Distributions" in the "Risks and Disclosures" section of page 9.
2. Per common share as of September 30, 2024. "Applicable NAV" means the estimated fair market net asset value ("NAV") of the Company per common share as most recently published by the Company at the time of issuance of the applicable Series B Preferred Share. The Company intends to determine NAV on a quarterly basis. The Company's determination of the Applicable NAV is final and binding.
3. The capital stack assumes 3Q24 financial position as well as that $400MM of Series B Preferred Shares is raised in the future.

Priority of Cash Flow Payments[1]

HIGHEST PRIORITY

22.1%
DEBT

29.8%
PREFERRED SHARES

48.1%
COMMON EQUITY

LOWEST PRIORITY

1. As of September 30, 2024. The capital stack assumes 3Q24 financial position as well as that $400MM of Series B Preferred Shares is raised in the future. Subject to the Series B Statement of Preferences and the Series A Statement of Preferences, our Board has the authority to issue shares of additional classes or series of preferred shares that could be senior in priority to the Series B Preferred Shares.

Top Holdings[1]


Other
10%
Mixed-Use &
Hospitality
16%
Multi Family
12%
$1.16B
NET ASSET VALUE[2]
Life Science
5%
Self Storage
17%
Single
Family
Rental
40%

Asset Type & Investment Strategy

NexPoint Diversified Real Estate Trust is a publicly-traded REIT focused on the acquisition, asset management, development, and disposition of opportunistic, value-add investments in real estate properties throughout the United States. NexPoint focuses on opportunistic investments by NXDT in real estate properties with a value-add component and real estate credit with the objective to increase the cash flow and value of our properties, acquire properties with cash flow growth potential and achieve capital appreciation for shareholders through a value-add program.



VINEBROOK HOMES

Single Family



CITYPLACE

Mixed-Use Tower



NEXPOINT STORAGE PARTNERS

Storage Partners



NEXPOINT REAL ESTATE FINANCE

Publicly Traded Mortgage REIT



MIDWAVE WIRELESS, INC

Wireless Spectrum

1. As of September 30, 2024, excluding $400 million of Series B Preferred Shares to be raised in the future.
2. As of September 30, 2024, assumes $400 million of Series B Preferred Shares raised in the future.

Target Sector Repositioning & Allocation




ExtraSpaceStorage



RESIDENTIAL (SINGLE & MULTI-FAMILY)	SELF STORAGE	LIFE SCIENCE & SPECIALITY MANUFACTURING
Stable Cash Flows	Strong Stabilized Occupancy	High-Growth Industry
Home Price Appreciation	High Margin Business	NNN Leases[2]
Experienced Residential Investor	Low CapEx Requirements[1]	Attractive Yield Profile
Scalable Asset Class	Short-Term Duration Leases	Government Funding

1. "Low CapEx Requirements" refers to the lower cost of upkeep and operation of storage facilities.
2. "NNN Leases" are a lease agreement where the tenant pays all expenses, such as utilities, taxes, insurance, and maintenance.

Not Just Income

POTENTIAL TO PARTICIPATE IN UPSIDE OF COMMON SHARES THROUGH CONVERSION FEATURE[1]

Investors in the Series B Preferred Shares will have the option to participate in the upside potential of the common shares through the conversion feature of the shares. Starting on the 3rd anniversary of the issuance of the shares, subject to NXDT common shares meeting the Minimum Market Price Trigger[4], investors can convert to common shares at a discount that grows the longer an investor holds. We believe the Series B Preferred Shares will contribute to the growth of the Company and this conversion feature will allow shareholders to participate[2].



HOLD TIME[1]	DISCOUNT[3]
3 YEARS	6%
4 YEARS	10%
5 YEARS	12%

1. Holders may exercise the conversion right beginning on the first day of the calendar month after the respective anniversary at the applicable discount. "Applicable NAV" means the estimated fair market net asset value ("NAV") of the Company per common share as most recently published by the Company at the time of issuance of the applicable Series B Preferred Share. The Company intends to determine NAV on a quarterly basis. The Company's determination of the Applicable NAV is final and binding.
2. See prospectus supplement for full conversion details.
3. Discount to Market Price as described in prospectus supplement. "Market Price" means the 5-day volume weighted average price of our common shares on the NYSE ending on the trading day immediately preceding the date the holder delivers a duly completed conversion notice to the Company.
4. Minimum Market Price Trigger" is achieved if, at the time a holder submits a conversion notice to the Company, the 5-day volume weighted average price ("VWAP") of our common shares on the NYSE ending on the trading day immediately preceding the date the holder delivers a duly completed conversion notice to the Company (such 5-day VWAP, the "Market Price") represents a 15% premium to Applicable NAV.

NexPoint Diversified Real Estate Trust

Offering Size: $400 Million **Price Per Share:** $25.00 **Tax Reporting:** Form 1099 **Annual Dividend:** 9% Annual Dividend; Paid Monthly[1]

Investment Minimums: Qualified Accounts: $5,000 / Non-Qualified Accounts: $5,000

Conversion Feature[2]:

Conversion may be made at the option of holder when Minimum Market Price Trigger is reached.

Minimum Market Price Trigger is satisfied if, at the time a holder submits a conversion notice to the Company, the Market Price represents a 15% premium to Applicable NAV.

The per share conversion rate will be as follows:

Beginning on the first day of the month following the third anniversary of the date of original issuance of the shares to be converted: 94% of the Market Price[4]
Beginning on the first day of the month following the fourth anniversary of the date of original issuance of the shares to be converted: 90% of the Market Price
Beginning on the first day of the month following the fifth anniversary of the date of original issuance of the shares to be converted: 88% of the Market Price

Shareholder Redemption Terms[3]:

Upon issuance, for Stated Value, less a 12% redemption fee;
After 1 year, for Stated Value, less a 9% redemption fee;
After 2 years, for Stated Value less a 6% redemption fee;
After 3 years, for Stated Value less a 3% redemption fee;
After 4 years, for Stated Value

Redemptions may be made in cash or in common shares at NXDT's election

Company Redemption Terms[2]:

Beginning on the first day of the first quarter following the second anniversary of the Series B Preferred Shares' date of original issuance, NXDT may redeem for Stated Value in cash or common shares.

Payment of dividends is not guaranteed. Dividends may be paid from sources other than cash flow from operations. See "Distributions" in the "Risks and Disclosures" section of page 9.
2. See prospectus supplement for full details of the conversion feature. The conversion feature is subject to certain limits on the amount that may be converted in a given period, possible restrictions under Delaware law or any agreements that the Company may enter into which would result in a default under the agreement, whether such conversion would result in a change in control of the Company and the number of the shares held by the investor after the conversion. Absent shareholder approval, the Series B Preferred Shares will not be convertible, in aggregate, into more than 19.99% of the number of the common shares or voting power outstanding prior to the initial issuance of any Series B Preferred Shares.
3. Holder redemptions may begin on the first day of the month following initial issuance. Redemption pricing starts on the first day of the month following the applicable hold period. The Shareholder Redemption feature is subject to certain limits on the amount that may be redeemed in a given period, the Company's listing or trading on the NYSE or another national securities exchange, whether the Company has sufficient funds, possible restrictions under Delaware law or any agreements that the Company may enter into which would result in a default under the agreement, whether such redemption would result in a change in control of the Company and the number of the shares held by the investor after the redemption.
4. "Market Price" means the 5-day VWAP of our common shares on the NYSE ending on the trading day immediately preceding the date the holder delivers a duly completed conversion notice to the Company.

RISKS & DISCLOSURES

This sales and advertising literature does not constitute an offer to sell nor a solicitation of an offer to purchase the Series B Cumulative Redeemable Preferred Shares ("Series B Preferred Shares") described herein. An offering will be made only by NXDT (the "Company") with the prospectus and any accompanying prospectus supplement. This sales and advertising literature must be read in conjunction with or accompanied by the prospectus and any accompanying prospectus supplement in order to understand fully all of the implications and risks of the offering of securities to which it relates. A copy of the prospectus and any accompanying prospectus supplement must be made available to you in connection with the offering. None of the U.S. Securities and Exchange Commission ("SEC") or any other state regulators have passed on or endorsed the merits of the offering. Any representation to the contrary is unlawful.

DISTRIBUTIONS. We may have to fund distributions from working capital, borrow to provide funds for such distributions, use proceeds of future offerings or sell assets to the extent distributions exceed earnings or cash flows from operations. Funding distributions from working capital would restrict our operations. If we are required to sell assets to fund dividends, such asset sales may occur at a time or in a manner that is not consistent with our disposition strategy. If we borrow to fund dividends, our leverage ratios and future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. We may not be able to pay dividends in the future.

NXDT is an externally advised, publicly traded real estate investment trust, with its common shares and 5.50% Series A Cumulative Preferred Shares listed on the New York Stock Exchange under the symbols "NXDT" and "NXDT-PA" respectively, focused on the acquisition, asset management, development, and disposition of opportunistic value-add investments in real estate properties throughout the United States.

An investment in NXDT involves substantial risk. See the "Risk Factors" sections of the prospectus and any accompanying prospectus supplement for a discussion of material risks related to an investment in NXDT's Series B Preferred Shares, which include, but are not limited to, the following:

- There is currently no public trading market for our Series B Preferred Shares, and one may never exist; therefore, your ability to dispose of your shares will likely be limited.
- Because we conduct substantially all of our operations through NexPoint Diversified Real Estate Trust Operating Partnership, L.P. ("OP"), our ability to pay dividends on our Series B Preferred Shares depends almost entirely on the distributions we receive from OP. We may not be able to pay dividends regularly on our Series B Preferred Shares.
- Your interests in our Series B Preferred Shares or the rights of the holders of our common shares (which you may become upon conversion of or receipt of redemption payments in common shares for any of your Series B Preferred Shares) could be subordinated and/or diluted by the incurrence of additional debt or the issuance of additional preferred shares or common shares, as applicable, and other transactions.
- Future offerings of debt securities or shares of our beneficial interests expressly designated as ranking senior to our Series B Preferred Shares as to distribution rights and rights upon our liquidation, dissolution, termination, cancellation or winding up may adversely affect the value of our Series B Preferred Shares.
- The Series B Preferred Shares have not been rated.
- Holders of the Series B Preferred Shares will have no rights as holders of common shares until they convert their Series B Preferred Shares into common shares or receive redemption payments in common shares for any of their Series B Preferred Shares, but will be subject to all changes made with respect to our common shares.
- The price of our common shares may fluctuate significantly, making it difficult for you to resell common shares issuable upon conversion of the Series B Preferred Shares or received as redemption payments in common shares for the Series B Preferred Shares when you want or at prices you find attractive.
- Our common shares have historically traded at a discount to NAV, and it is possible that our common shares will continue to do so in the future, limiting the ability of holders of the Series B Preferred Shares to exercise their conversion right.
- The Minimum Market Price Trigger of the Series B Preferred Shares is established based on the Applicable NAV, which is based on a prior period NAV and may not accurately reflect the NAV per common share at the time of issuance of the Series B Preferred Shares, which could make it more difficult to achieve the Minimum Market Price Trigger at which holders of the Series B Preferred Shares can exercise their conversion right.
- Our NAV is an estimate of the fair value of our properties and real estate-related assets and may not necessarily reflect realizable value. In addition, our valuation techniques and fair value policies and procedures may be changed at any time.
- NAV calculations are not governed by governmental or independent securities, financial or accounting rules or standards.
- Applicable NAV, which the Minimum Market Price Trigger is based on, may not be adjusted for all dilutive events.
- Dividend payments on the Series B Preferred Shares are not guaranteed. We may use borrowed funds or funds from other sources to pay dividends, which may adversely impact our operations.
- We intend to use the net proceeds from the offering of the Series B Preferred Shares to fund future investments and for other general corporate purposes, but the offering will not be conditioned upon the closing of pending investments and we will have broad discretion to determine alternative uses of proceeds.
- The Series B Preferred Shares will bear a risk of early redemption by us.
- There is a no guarantee we will exercise our option to redeem all or a portion of the Series B Preferred Shares in connection with a change of control.
- Holders of the Series B Preferred Shares will be subject to inflation risk.
- Holders of the Series B Preferred Shares have extremely limited voting rights.
- The amount of the liquidation preference is fixed and holders of Series B Preferred Shares will have no right to receive any greater payment.
- Our agreement and declaration of trust and the Series B Statement of Preferences contain restrictions upon ownership and transfer of such preferred shares and common shares which may be issued upon the redemption of Series B Preferred Shares, at the Company's option, or upon conversion of our Series B Preferred Shares into common shares.
- If our common shares and the Series A Preferred Shares are no longer listed on the NYSE or another national securities exchange, we may be required to terminate any continuous offering(s) of Series B Preferred Shares.
- To the extent that our distributions represent a return of capital for tax purposes, shareholders may recognize an increased gain or a reduced loss upon subsequent sales (including cash redemptions) of their Series B Preferred Shares.
- Holders may recognize dividend income on constructive dividends without a corresponding cash payment.
- Series B Preferred Shares may be redeemed for, or converted into, our common shares, which rank junior to the Series B Preferred Shares with respect to dividends and upon liquidation.
- We established the offering price for the Series B Preferred Shares pursuant to discussions among us and our affiliated dealer manager; as a result, the actual value of an investment in the Series B Preferred Shares may be substantially less than the amount paid.
- The dealer manager's relationship with us and the payment to it of substantial commissions and fees in connection with this offering may cause a conflict of interest and may hinder the dealer manager's performance of its due diligence obligations.
- If we fail to pay dividends to holders of our preferred shares or otherwise lose our eligibility to file registration statements on Form S-3 with the SEC, it may impair our ability to raise capital in this offering.
- Compliance with the SEC's Regulation Best Interest by participating broker-dealers may negatively impact our ability to raise capital in this offering, which could harm our ability to achieve our investment objectives.

Additional material risks related to an investment in NXDT's Series B Preferred Shares include other risks under Part I, Item 1A, "Risk Factors" in NXDT's Annual Report on Form 10-K for the year ended December 31, 2023 and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, as such risk factors may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future, including subsequent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. You should review these risk factors and the risk factors in the prospectus and any accompanying prospectus supplement carefully before investing in the Series B Preferred Shares.

NXDT has a shelf registration statement on Form S-3 (No. 333-280954) that the SEC declared effective on August 1, 2024, pursuant to which the offering of the Series B Preferred Shares is being made. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling toll free 1-(833) 697-7253.

Summary of Fees and Expenses: Investors will be subject to the following fees and expenses as part of the offering: selling commissions, dealer manager fee, and other offering expenses. Please see the prospectus and any accompanying prospectus supplement for a complete listing of all fees and expenses related to the offering.

This material contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. Forward-looking statements include, among others, the Company's reallocation strategy, the impact on the Company's reallocation strategy on the value of the Company, target sectors for reallocation, the gross asset value of NexPoint Storage Partners, Inc.'s portfolio upon stabilization, statements regarding the payment of dividends, the Company's intent not to list the Series B Preferred Shares, certain risks related to the Series B Preferred Shares and other statements identified by words such as "expect," "intend," "may," "will," "could," the negative version of these words and similar expressions that do not relate solely to historical matters. Forward-looking statements are based on NXDT's current expectations and assumptions regarding capital market conditions, NXDT's business, the economy and other future conditions. Forward-looking statements are subject to risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond NXDT's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions, and those described in greater detail in our filings with the SEC, particularly those described in our Annual Report on Form 10K, Quarterly Reports on Form 10-Q the prospectus included in our registration statement on Form S-3 (No. 333-280954) and the prospectus supplement. Readers should not place undue reliance on any forward-looking statements and are encouraged to review the Company's Annual Report on Form 10-K and the Company's other filings with the SEC for a more complete discussion of risks and other factors that could affect any forward-looking statement. Any forward-looking statement made in this material speaks only as of the date on which it is made. NXDT undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

NYSE:NXDT, DIVERSIFIED REIT

NexPoint Diversified Real Estate Trust

VISIT OUR WEBSITE

www.nexpoint.com

CONTACT SALES & INVESTOR SUPPORT

(833) 697-7253

ADDRESS

300 Crescent CT
Ste. 700
Dallas, TX 75201